Summary of Terms	Filed under Rule 433 File No.333-140491

Wachovia Capital Trust X

7.85% Trust Preferred Securities

(liquidation amount $25 per security)

fully and unconditionally guaranteed, as described in the prospectus supplement, by

Wachovia Corporation

Issuer:	Wachovia Capital Trust X

Guarantor:	Wachovia Corporation

Description:	7.85% Trust Preferred Securities

Ratings:	A1 / A / A+ (s / s /s) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Trade Date:	November 14, 2007

Settlement Date:	November 21, 2007

Amount:	$750,000,000 aggregate liquidation amount (30,000,000 trust preferred securities)

Overallotment Option:	4,500,000 trust preferred securities

Scheduled Maturity Date:	December 15, 2047

Final Repayment Date:	December 1, 2067, subject to two ten-year extensions as described in the preliminary prospectus supplement dated November 13, 2007

Distribution Payment Dates:	Quarterly on the 15th of March, June, September, and December

First Coupon:	Distributions will accrue from November 21, 2007 and be payable on March 17, 2008

Day Count:	30 / 360

Deferral Provisions:	Distributions may be deferred for up to 40 consecutive quarterly interest periods on the terms set forth in the prospectus supplement

Redemption of the Trust Preferred Securities:	At Wachovia’s option, the Trust Preferred Securities may be redeemed (i) at 100% of their liquidation amount on or after December 15, 2012 or after the occurrence of a “tax event,” “capital treatment event” or “investment company event,” as described in the prospectus supplement, or (ii) at a make-whole redemption price after the occurrence of a “rating agency event,” as described in the prospectus supplement, in each case plus accrued and unpaid distributions through the date of redemption.

Rating Agency Event Make-Whole Premium:	If applicable, the greater of par or an amount to be determined at a discount rate equal to the Treasury Yield plus 50 basis points

Replacement Capital Covenant:	The repayment, redemption or purchase of the LoTSSM and the Trust Preferred Securities at any time (i) on or after the earlier of the date 30 years prior to the final repayment date and the scheduled maturity date and (ii) prior to the later of the date 20 years prior to the final repayment date and December 15, 2057 will be subject to a replacement capital covenant.

Issue Price:	$25.00 per security

Gross Proceeds:	$750,000,000

Net Proceeds to Wachovia:	$725,820,000, after expenses and underwriting commissions

Use of Proceeds:	General Corporate Purposes

Clearance:	DTC

Listing:	NYSE

CUSIP/ISIN:	92979K208 / US92979K2087

Sole Structuring Advisor and Sole Bookrunner:	Wachovia Capital Markets, LLC

Sr. Co-Managers:	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Securities LLC

Jr. Co-Managers:	Banc of America Securities LLC, Barclays Capital Inc., Deutsche Bank Securities Inc., Fifth Third Securities, Inc., Greenwich Capital Markets, Inc., ING Financial Markets LLC, KeyBanc Capital Markets, a division of McDonald Investments Inc., Lehman Brothers Inc., NatCity Investments, Inc., Popular Securities, Inc., RBC Dain Rauscher Inc., Wells Fargo Securities, LLC.

Wachovia Securities is the trade name for the corporate and investment banking services of Wachovia Corporation and its subsidiaries. If this communication relates to an offering of US registered securities (i) a registration statement has been filed with the SEC, (ii) before investing you should read the prospectus and other documents the issuer has filed with the SEC, and (iii) you may obtain these documents from your sales rep, by calling 1-866-289-1262 or by visiting www.sec.gov. If this communication relates to an offering of securities exempt from registration in the US, you should contact your sales rep for the complete disclosure package.